Exhibit 2

Brian Cassady

510 Ocean Drive

Suite 501

Miami Beach, FL 33139

January 15, 2010

Board of Directors

Entrx Corporation

c/o Peter Hauser, Chairman

800 Nicolette Mall, Suite 2690

Minneapolis, MN 55402

Dear Mr. Hauser,

As indicated in my amended Schedule 13D filing of earlier today, I am the second largest shareholder of Entrx, and currently own approximately 6.4% of the company’s outstanding common shares. In my initial Schedule 13D filing dated December 31, 2009, I expressed my belief that the shares of Entrx common stock are undervalued and indicated that I may contact the company’s board of directors to consider and explore a variety of potential methods to increase shareholder value.

As a large shareholder, I appreciate and applaud the company’s recent efforts to generate value for shareholders, especially the recent declaration and payment of a cash dividend. In the future, I would like the opportunity to freely discuss and actively assist in the value creation process at Entrx. I noted in Entrx’s 2008 Annual Report on Form 10-K that the board is actively soliciting potential director candidates who have a strong background in finance and experience running and growing businesses. I believe I have these skills. Furthermore, I have a deep background in assisting companies navigate in difficult economic times. In addition, I have prior public company board experience. Finally, I believe the Entrx’ board and its shareholders could benefit from the perspective of an independent director whose economic interests are closely aligned with those of the company’s stakeholders. Therefore, I would like to speak with you further about my qualifications and the prospect of joining the Entrx board of directors during 2010.

I have attached a copy of my biography to assist the Entrx board in this process, and look forward to speaking with you in more detail about this topic.

Sincerely,

Brian Cassady

BRIAN CASSADY

Brian Cassady has nineteen years of experience working with troubled companies throughout North America, Europe and the Middle East as an investor, interim executive and restructuring advisor. He has extensive experience with both in-court and out-of-court balance sheet restructurings and has also led operational turnarounds for public and private companies. Brian’s recent turnaround work includes numerous independent engagements on behalf of portfolio companies in North America and Europe owned by Sun Capital Partners, a $6 billion private equity firm that invests in troubled companies. In addition, Brian was previously a Director in the Turnaround and Restructuring Services practice of AlixPartners LLC and a Manager in the Reorganizational Services Group at the Deloitte and Touche Consulting Group.

Brian has played key roles in several noteworthy international corporate restructurings, including the following award-winning cases:

Throughout 2004-5, Brian spent a year in London as a member of AlixPartners’ turnaround team at Jarvis, plc, a £1.4 billion public infrastructure management company. At Jarvis, Brian served as interim Managing Director of Jarvis’ Accommodation Services division, which had annual revenues of £336 million and an operating loss of £165 million prior to the engagement. During the engagement, the annual operating loss narrowed to £16 million on £170 million of revenues. AlixPartners received the 2006 International Turnaround of the Year Award from the Turnaround Management Association in part due to Brian’s efforts to manage and restructure this operation.

Throughout 2002-3, Brian worked in Germany for nine months as a member of AlixPartners’ turnaround team at Ish GmbH, Germany’s largest independent cable television operator. At Ish, AlixPartners successfully led an out-of-court restructuring that resulted in the elimination of €2 billion of debt. The team then went on to conduct a successful operational turnaround which increased EBITDA by 40%. AlixPartners received the 2003 International Turnaround of the Year Award from the Turnaround Management Association for its performance at Ish.

Brian was also responsible for the day-to-day management of an operational turnaround and financial restructuring engagement for Deloitte at The Forzani Group, Ltd., a Canadian athletic apparel and shoe retailer with over 300 stores and revenues of cdn$343 million. During the engagement, Forzani swung from a cdn$3 operating loss to cdn$11 of operating profits and a net loss of cdn$17 million to net income of cdn$1. This project was named “Corporate Turnaround of 1997” by the Canadian media.

In addition to his professional services experience, Brian has also served as CEO of a leading U.S. disaster restoration firm and CFO of a regional U.S. wireless telecom service provider. At both firms, Brian was responsible for raising capital, managing through liquidity crises, conducting operational turnarounds and growing revenues. Brian is also a member of the board of directors and a major shareholder of Fansteel, Inc. (FELI.PK), a $75 million manufacturer of aerospace and industrial components.

Brian holds a B.S. degree in Business Administration from Indiana University, an M.B.A. from the Harvard Business School and has studied economics at the National University of Singapore. He has been designated as a Certified Insolvency and Restructuring Advisor in the United States by the Association of Insolvency and Restructuring Advisors. Brian has lived and worked for extended periods in Asia, Europe and North America, and currently resides in Miami.